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Exhibit 99(a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 23, 2010, and the related Letter of Transmittal, and any amendments or supplements thereto. The Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer, the Purchaser will make a good faith effort to comply with such statute. If, after such good faith effort, the Purchaser cannot comply with such state statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Shares in such state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, "blue sky" or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by Georgeson Securities Corporation, the Dealer Manager, or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares Of Common Stock
including the Associated Preferred Stock Purchase Rights

of

Facet Biotech Corporation

at
$27.00 Per Share

by

Amber Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

        Amber Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation ("Abbott"), is offering to purchase all of the outstanding shares of common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the "Shares"), of Facet Biotech Corporation, a Delaware corporation ("Facet"), at a price of $27.00 per Share (the "Offer Price"), in cash (without interest and subject to any required withholding taxes) upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 2010 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer"). Tendering stockholders who have Shares registered in their names and who tender directly to BNY Mellon Shareowner Services, which is acting as the depositary in connection with the Offer (the "Depositary") will not be charged brokerage fees or commissions or, except as provided in the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any such fees or commissions. Abbott or the Purchaser will pay all charges and expenses of the Depositary, Georgeson Securities Corporation, which is acting as Dealer Manager for the Offer (the "Dealer Manager"), and Georgeson Inc., which is acting as Information Agent for the Offer (the "Information Agent"), incurred in connection with the Offer. The Purchaser is offering to purchase all the Shares as a first step in acquiring the entire equity interest in Facet. Following completion of the Offer, the Purchaser intends to effect the Merger (as defined below).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, APRIL 19, 2010 (THE END OF THE DAY ON MONDAY), UNLESS THE OFFER IS EXTENDED.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) since March 9, 2010, no Material Adverse Effect (as defined in the Merger Agreement) having occurred. The term "Minimum Condition" is defined in Section 14—"Conditions of the Offer" of the Offer to Purchase and generally requires that the number of Shares validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the number of Shares then directly or indirectly owned by Abbott or the Purchaser, represents at least a majority of all outstanding voting securities of Facet (determined on a fully diluted basis). The Offer is also subject to other conditions set forth in the Offer to Purchase. See Section 14—"Conditions of the Offer" of the Offer to Purchase. Abbott and the Purchaser reserve the right to waive any of the conditions to the Offer in their sole discretion, other than the Minimum Condition.

        The purpose of the Offer is to acquire control of, and the entire equity interest in, Facet. No appraisal rights are available to holders of Shares in connection with the Offer.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 9, 2010 (as it may be amended or supplemented from time to time, the "Merger Agreement"), by and among Abbott, the Purchaser and Facet. The Merger Agreement provides, among other things, that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law, the Purchaser will be merged with and into Facet (the "Merger"), with Facet surviving the Merger as a wholly-owned subsidiary of Abbott. At the effective time of the Merger, each Share then issued and outstanding (other than Shares owned by Facet, any wholly-owned subsidiary of Facet, Abbott or the Purchaser, and Shares held by dissenting stockholders who properly exercised appraisal rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be converted into the right to receive $27.00 in cash, or any higher price paid per Share in the Offer (without interest and subject to any required withholding taxes) upon surrender of the certificate or certificates formerly representing such Shares. The Merger Agreement is more fully described in Section 11(b)—"The Merger Agreement" of the Offer to Purchase.

The board of directors of Facet (the "Facet Board") has unanimously (i) determined that the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, are fair to and in the best interests of Facet and the stockholders of Facet, (ii) approved and declared advisable the Merger Agreement, the Offer and the Merger and (iii) recommended that the stockholders of Facet accept the Offer and tender their Shares to the Purchaser pursuant to the Offer and, to the extent required by applicable law, adopt the Merger Agreement (the "Facet Board Recommendation").

        Facet has granted the Purchaser an option (the "Top-Up Option"), exercisable in whole but not in part on one or more occasions upon the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price per Share equal to the Offer Price, an aggregate number of Shares equal to the lowest number of Shares that, when added to the number of Shares owned directly or indirectly by Abbott, at the time of such exercise, will constitute one Share more than 90% of the Shares (determined on a fully diluted basis) outstanding immediately after the issuance of Shares pursuant to the exercise of the Top-Up Option. The Purchaser may exercise the Top-Up Option at any time after the Purchaser has accepted for payment all Shares validly tendered in the Offer and not properly withdrawn. The Top-Up Option is not exercisable for a number of Shares in excess of the number of authorized Shares available for issuance (giving effect to Shares reserved for issuance under Facet's equity plans as if such Shares were outstanding). The Top-Up Option is intended to expedite the timing of the completion of the Merger by permitting the Purchaser to effect a merger pursuant to applicable Delaware law at a time when the approval of the Merger at a meeting of the stockholders of Facet would otherwise be assured because of Abbott's and the Purchaser's collective ownership of a majority of the Shares following completion of the Offer.

        Upon the terms and subject to the conditions of the Merger Agreement, in the event that the Purchaser acquires at least 90% of the then-outstanding Shares pursuant to the Offer, the parties have agreed to use their reasonable best efforts to cause the Merger to become effective, in accordance with Section 253 of the Delaware General Corporation Law, as soon as practicable after the conditions to the Merger are satisfied, without a meeting of the stockholders of Facet.

        For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price with the Depositary, which will act as agent for tendering stockholders of Facet for the purpose of receiving payments from the Purchaser and transmitting such payments, less any required withholding taxes, to stockholders of Facet whose Shares have been accepted for payment. Under no circumstances will interest on the Offer Price be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

        In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, (2) a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in Section 2—"Acceptance for Payment and Payment for Shares" of the Offer to Purchase) in connection with book-entry transfer, and (3) any other documents required by the Letter of Transmittal.

        Unless the Merger Agreement has been terminated in accordance with its terms, the Purchaser may, without the consent of Facet, extend the Offer for one or more consecutive periods of up to ten business days each, until and including July 31, 2010, if, at the then-scheduled expiration of the Offer, any of the conditions to the Offer (which are described in Section 14—"Conditions of the Offer" of the Offer to Purchase) have not been satisfied or waived. The Merger Agreement provides that, unless otherwise agreed in writing by Facet, the Purchaser will extend the Offer for consecutive periods of up to ten business days each, if, at the then-scheduled expiration of the Offer, any of the conditions to the Offer have not been satisfied or waived by Abbott or the Purchaser. However, the Merger Agreement provides that the Purchaser will not be required to extend the Offer (i) beyond July 31, 2010, or (ii) after Facet delivers, or is required to deliver, to Abbott a notice with respect to a competing takeover proposal that has been received by Facet, its subsidiaries, or a representative of Facet (as described under Section 11(b)—"The Merger Agreement—Fiduciary Right of Termination or Adverse Recommendation Change" of the Offer to Purchase) at least ten business days prior to the then-scheduled expiration of the Offer, except to the extent that prior to such expiration of the Offer (a) the competing takeover proposal giving rise to such notice has been withdrawn or the Facet Board has rejected the competing takeover proposal, (b) the Facet Board has reconfirmed the Facet Board Recommendation, and (c) the withdrawal or rejection of such competing takeover proposal and the reconfirmation of the Facet Board Recommendation have been publicly announced by Facet. The Merger Agreement provides that the Purchaser will also extend the Offer for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission or its staff or the NASDAQ Global Market.

        Any extension, waiver or amendment of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration of the Offer. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares.

        If, at the expiration of the Offer, all of the conditions to the Offer have been satisfied or waived, the Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. Following the Purchaser's acceptance and payment for Shares tendered in the Offer, the Purchaser may, in order to enable it to acquire 90% of the Shares then outstanding, provide for a subsequent offering period (and one or more extensions thereof) of three to 20 business days as provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended, during which stockholders of Facet may tender, but not withdraw, their Shares and receive the Offer Price. The Purchaser is not required to provide for a subsequent offering period.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. After the expiration of the Offer, tenders of Shares are irrevocable. If not accepted for payment by the Purchaser pursuant to the Offer prior to May 21, 2010, Shares may also be withdrawn at any time after May 21, 2010. For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates for the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of the certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase) unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. All questions as to form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion. None of the Purchaser, Abbott, any of their affiliates or assigns, the Depositary, the Dealer Manager, the Information Agent or any other person or entity will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the expiration of the Offer or during a subsequent offering period by following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" of the Offer to Purchase.

        The information required to be disclosed by Rule 14d-6(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

        Facet has provided the Purchaser with Facet's stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by the Purchaser to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

        The receipt of cash for Shares in the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Shareholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of material U.S. federal income tax consequences of the Offer and the Merger, see Section 5—"Material United States Federal Income Tax Consequences" of the Offer to Purchase.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

        Any questions and requests for assistance may be directed to the Information Agent or the Dealer Manager as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Abbott's expense. Neither Abbott nor the Purchaser will pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee (other than the Dealer Manager and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Dealer Manager for the Offer is:	The Information Agent for the Offer is:

Securities Corporation 199 Water Street 26th Floor New York, New York 10038 Toll-Free: (800) 445-1790	199 Water Street 26th Floor New York, New York 10038 Banks and Brokerage Firms, Please Call: (212) 440-9800 Stockholders and All Others Call Toll-Free: (800) 259-3515

March 23, 2010

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  Exhibit 99(a)(5)(B)